Exhibit 99.1

Final	Confidential	August 21, 2014

China New Borun Announces Second Quarter 2014 Unaudited Financial Results

Beijing, China, August 21, 2014 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the second quarter of 2014.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Although demand and average selling price for edible alcohol were solid in the first half of the second quarter, the market encountered an unexpected sharp drop nation-wide in demand and average selling price this June. As a result, even though we recorded revenue growth at the high end of our second quarter guidance on better-than-expected volume shipment, our gross profits contracted year-over-year.”

“Despite the challenging month of June, we continued to make progress in ramping up our chlorinated polyethylene (“CPE”) and foam insulation businesses. During the quarter, we successfully scaled our CPE plant to full production capacity and grew total revenue from CPE and foam insulation by 47% sequentially to RMB23.4 million. It is worth noting that the new business has surpassed its gross breakeven point during the second quarter, and therefore we anticipate incremental positive contributions to profitability from the new business in the months ahead,” Mr. Wang concluded.

Second Quarter 2014 Quick View

•	Total revenue increased 6.4% to RMB668.9 million ($108.7 million[1]) from RMB628.5 million in the second quarter of 2013.

•	Gross profit decreased 5.4% to RMB67.5 million ($11.0 million) from RMB71.4 million in the second quarter of 2013.

•	Net income decreased 17.8% to RMB21.0 million ($3.4 million) from RMB25.5 million in the second quarter of 2013.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.82 ($0.13) for the quarter ended June 30, 2014. Each ADS represents one of the Company's ordinary shares.

Second Quarter 2014 Financial Performance

For the second quarter of 2014, revenue increased by 6.4% year-over-year to RMB668.9 million ($108.7 million) from RMB628.5 million in the same period of 2013. The increase in revenue was mainly attributable to higher sales volume of edible alcohol, partially offset by lower average selling prices, as well as incremental revenue contribution from the Company’s CPE and foam insulation businesses that were introduced in the fourth quarter of 2013.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended June 30, 2014 were made at a rate of RMB6.1528 to USD1.00, the rate published by the People’s Bank of China on June 30, 2014. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Final	Confidential	August 21, 2014

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 4.1% to RMB425.9 million ($69.2 million) in the second quarter of 2014, compared to RMB409.0 million in the second quarter of 2013. Driven by higher production, the sales volume of edible alcohol in the second quarter of 2014 increased by 6.1% year-over-year to 83,505 tons, while the average selling price of edible alcohol decreased by 1.9% year-over-year to RMB5,100 per ton.

•	Revenue from DDGS Feed increased by 2.1% to RMB159.8 million ($26.0 million) in the second quarter of 2014, compared to RMB156.5 million in the second quarter of 2013. The sales volume of DDGS Feed in the second quarter of 2014 decreased by 1.2% year-over-year to 74,155 tons, while the average selling price increased by 3.3% year-over-year to RMB2,155 per ton.

•	Revenue from liquid carbon dioxide decreased by 17.0% to RMB11.4 million ($1.8 million) in the second quarter of 2014 compared to RMB13.7 million in the second quarter of 2013. The sales volume of liquid carbon dioxide in the second quarter of 2014 decreased by 2.6% year-over-year to 32,751 tons, and the average selling price decreased by 14.8% year-over-year to RMB347 per ton.

•	Revenue from crude corn oil decreased by 1.4% to RMB48.5 million ($7.9 million) in the second quarter of 2014 compared to RMB49.2 million in the second quarter of 2013. The sales volume of crude corn oil in the second quarter of 2014 increased by 4.0% year-over-year to 6,746 tons, while the average selling price decreased by 5.3% year-over-year to RMB7,185 per ton.

•	Revenue from CPE was RMB21.3 million ($3.5 million) in the second quarter of 2014, and the sales volume was 2,448 tons at an average selling price of RMB8,718 per ton. Revenue from foam insulation was RMB2.0 million ($0.3 million) in the second quarter of 2014, and the sales volume was 1,868 cubic meters at an average selling price of RMB1,094 per cubic meter.

During the second quarter of 2014, gross profit decreased by 5.4% to RMB67.5 million ($11.0 million) from RMB71.4 million in the same period of 2013. Gross margin for the second quarter of 2014 decreased to 10.1%, from 11.4% in the same period of 2013, which was primarily attributable to a decrease in average selling price of edible alcohol, as well as lower gross margin from the new CPE and foam insulation businesses during its initial production ramp up.

Operating income decreased by 7.8% to RMB55.3 million ($9.0 million) in the second quarter of 2014, from RMB60.0 million in the same period of 2013, primarily due to lower gross profit earned.

Selling expenses were RMB1.5 million ($0.2 million) in the second quarter of 2014, which remained stable with that in the same period of 2013.

General and administrative expenses increased by RMB0.8 million, or 8.0% to RMB 10.7 million ($1.7 million) in the second quarter of 2014, from RMB9.9 million in the same period of 2013, mainly due to the increasing management cost for our new CPE and foam insulation businesses.

Final	Confidential	August 21, 2014

Income tax expenses in the second quarter of 2014 were RMB7.0 million ($1.1 million), representing an effective tax rate of 25.0%.

Net income decreased by 17.8% to RMB21.0 million ($3.4 million) in the second quarter of 2014, compared to RMB25.5 million in the same quarter of 2013. In the second quarter of 2014, basic and diluted earnings per share and per ADS were RMB0.82 ($0.13), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2014, cash and bank deposits of RMB361.8 million ($58.8 million) decreased by RMB159.5 million, compared with RMB521.3 million as of December 31, 2013. Cash flows provided by operating activities for the second quarter of 2014 were RMB77.3 million ($12.6 million), compared with operating cash outflow of $148.1 million in the second quarter of 2013.

Financial Outlook

During the third quarters, the Company historically conducts an annual maintenance of its production facilities, which requires a temporary shut down of all production lines for edible alcohol for approximately one month.

Reflecting the annual maintenance period this summer, and lower average selling prices, the Company estimates that its revenue for the third quarter of 2014 will be in the range of RMB520 million ($84.5 million) to RMB540 million ($87.8 million), an increase of approximately 0.4% to 4.2% over the same quarter of 2013.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. EDT on Friday, August 22, 2014 (8:00 p.m. Beijing time on Friday, August 22, 2014) to discuss the results and highlights from the second quarter and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	85386554

A replay of the webcast will be accessible through August 30, 2014 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	85386554

Final	Confidential	August 21, 2014

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited
Wendy Sun
Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

Final	Confidential	August 21, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	June 30, 2014
	RMB	RMB	US$
Assets
Cash	521,270,799	361,770,279	58,797,666
Restricted cash	42,040,667	32,000,000	5,200,884
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	358,463,468	353,450,451	57,445,464
Available-for-sale securities	16,783,869	—	—
Inventories	353,206,120	915,014,772	148,715,182
Advance to suppliers	276,245,034	191,099	31,059
Other receivables	58,510,165	114,562,500	18,619,572
Prepaid expenses	3,773,980	2,299,637	373,755
Deferred income tax assets	248,712	—	—
Total current assets	1,630,542,814	1,779,288,738	289,183,582
Property, plant and equipment, net	1,143,722,628	1,106,121,274	179,775,269
Land use right, net	138,944,251	137,541,648	22,354,318
Intangible assets, net	9,648,771	7,735,649	1,257,257
Other non-current assets	10,697,712	8,130,261	1,321,392
Total assets	2,933,556,176	3,038,817,570	493,891,818

Liabilities and shareholders’ equity
Trade accounts payable	29,272,232	15,877,284	2,580,497
Accrued expenses and other payables	106,574,084	66,479,333	10,804,728
Income taxes payable	9,119,258	7,038,216	1,143,905
Short-term borrowings	620,200,000	732,000,000	118,970,225
Current portion of long-term borrowings	24,000,000	24,000,000	3,900,663
Total current liabilities	789,165,574	845,394,833	137,400,018
Long-term borrowings	48,000,000	36,000,000	5,850,995
Bonds Payable	500,000,000	500,000,000	81,263,815
Total liabilities	1,337,165,574	1,381,394,833	224,514,828

Shareholders’ equity
Ordinary share – (December 31, 2013 and June 30, 2014: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,084,415
Retained earnings – appropriated	126,356,029	126,356,029	20,536,346
Retained earnings – unappropriated	1,002,921,340	1,063,215,301	172,801,863
Accumulated other comprehensive loss	(1,194,550)	(456,376)	(71,359)
Total shareholders’ equity	1,596,390,602	1,657,422,737	269,376,990
Total liabilities and shareholders’ equity	2,933,556,176	3,038,817,570	493,891,818

Final	Confidential	August 21, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2013	March 31, 2014	June 30, 2014
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	628,493,979	625,731,081	668,887,775	108,712,745
Cost of goods sold	557,088,612	535,247,941	601,348,437	97,735,736
Gross profit	71,405,367	90,483,140	67,539,338	10,977,009
Operating expenses:
Selling	1,509,414	1,214,951	1,534,527	249,403
General and administrative	9,912,973	10,490,866	10,703,722	1,739,651
Total operating expenses	11,422,387	11,705,817	12,238,249	1,989,054
Operating income	59,982,980	78,777,323	55,301,089	8,987,955
Other (income) expenses:
Interest income	(990,007)	(525,335)	(637,612)	(103,630)
Interest expense	26,418,467	26,024,958	26,695,034	4,338,681
Others, net	(105,210)	855,570	1,273,848	207,035
Total other expense, net	25,323,250	26,355,193	27,331,270	4,442,086
Income before income taxes	34,659,730	52,422,130	27,969,819	4,545,869
Income tax expense	9,142,375	13,105,533	6,992,455	1,136,467
Net income	25,517,355	39,316,597	20,977,364	3,409,402

Earnings per share:
Basic and diluted	0.99	1.53	0.82	0.13
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Final	Confidential	August 21, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2013	June 30, 2014
	(RMB)	(RMB)	(US$)

Revenues	1,079,186,038	1,294,618,856	210,411,334
Cost of goods sold	960,690,062	1,136,596,378	184,728,315
Gross profit	118,495,976	158,022,478	25,683,019
Operating expenses:
Selling	2,558,750	2,749,478	446,866
General and administrative	19,721,770	21,194,588	3,444,706
Total operating expenses	22,280,520	23,944,066	3,891,572
Operating income	96,215,456	134,078,412	21,791,447
Other (income) expenses:
Interest income	(1,616,097)	(1,162,947)	(189,011)
Interest expense	46,298,133	52,719,992	8,568,455
Others, net	(131,154)	2,129,418	346,089
Total other expense, net	44,550,882	53,686,463	8,725,533
Income before income taxes	51,664,574	80,391,949	13,065,914
Income tax expense	13,393,586	20,097,988	3,266,478
Net income	38,270,988	60,293,961	9,799,436

Earnings per share:
Basic and diluted	1.49	2.34	0.38
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000